UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REIGSTRATION UNDER

SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY

TO FILE REPORTS UNDER SECTIONS 13 AND15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 000-55604

BIOELIFE CORP.
(Exact name of registrant as specified in its charter)

12340 Seal Beach Blvd., Suite B-190, Seal Beach, CA 90740, (702) 866-2500
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

(Title of each class of securities covered by this form)

(Title of all other classes of securities for which a duty to file reports under section 13(a) or (15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 21

Pursuant to the requirements of the Securities Exchange Act of 1934, BioELife Corp. has caused this certification/notice to be signed on its behalf by the undersigned hereunto duly authorized.

BIOELIFE CORP.

Date: July 28, 2021	By:	/s/ Gregory Rotelli
Gregory Rotelli, President and
Chief Executive Officer